Exhibit 23

Consent of Independent Public Accounting Firm

We consent to the inclusion in this Current Report on Form 8-K/A of Origin Bancorp, Inc. of our report dated March 21, 2022 relating to the consolidated financial statements and effectiveness of internal control over financial reporting, of BT Holdings, Inc. for the year ended December 31, 2021. We further consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-234068) and Form S-8 (File Nos. 333-266440, 333-255879 and 333-226115) of Origin Bancorp, Inc. of our report dated March 21, 2022 relating to the consolidated financial statements and effectiveness of internal control over financial reporting, of BT Holdings, Inc. for the year ended December 31, 2021 appearing in this Current Report on Form 8-K/A.

/s/ Henry & Peters, P.C.

Tyler, Texas
September 23, 2022